Exhibit 4.6
LITTELFUSE, INC. LONG-TERM INCENTIVE PLAN
STOCK OPTION AWARD AGREEMENT
Littelfuse, Inc. (“Littelfuse”) hereby grants you the option to purchase the number of shares of Littelfuse common stock (the “Option”), subject to the terms and restrictions as described herein, through the Littelfuse, Inc. Long-Term Incentive Plan (the “Plan”).
Participant (“you”): _________
Date of Grant: April 30, 2010
Option Expiration Date: 7 years from Date of Grant
Number of Shares subject to Option: ______
Option Exercise Price (per Share): $ ______
Type of Option: ___ Incentive Stock Option
                             ___ Nonqualified Stock Option
Vesting Schedule: You may only exercise your Option to purchase shares during the period beginning on the date you “vest” in your Option and continuing until your Option expires or is otherwise forfeited. The vesting and forfeiture provisions that apply to your Option are described in detail in Sections 11 and 18.6 of the Plan and the attached Terms and Conditions. In general, subject to certain accelerated vesting and forfeiture provisions, so long as you have not previously separated from service with Littelfuse and its affiliates, your Options will vest and become exercisable as follows:

Vesting Date	Percentage of Options Vesting
April 30, 2011	33 1/3%
April 30, 2012	33 1/3%
April 30, 2013	33 1/3%
Effect of Separation from Service: If you separate from service with Littelfuse and its affiliates before a vesting date for reasons other than your death, “Disability” (as defined in the Plan), or cause, such separation is without cause and not within two years following a Change in Control (as defined in the Plan”), and your separation occurs without cause before you have reached age 62 and completed 5 years of service, you will forfeit the unvested portion of your Option and the vested portion of your Option will remain exercisable for 3 months following your separation (or your Option Expiration Date, if sooner). If you separate from service because you become “Disabled” or die, within two years following a Change in Control, or on or after you have both reached age 62 and completed 5 years of service with Littelfuse and its affiliates, you will vest in your Option and continue to be able to exercise the vested portion of your Option as described in the Terms and Conditions. If your separation from service is due to cause (as determined by the Committee), your entire Option will expire on your date of separation, regardless of its vesting.
Additional Terms: Your rights and duties and those of Littelfuse with respect to your Options are governed by the provisions of this Award Agreement, and the attached Terms and Conditions and Plan document, both of which are incorporated into this Award Agreement by reference. If there is any discrepancy between these documents, the Plan document will always govern.
This award is designated as a bonus that is in addition to your regular cash wages. Participation in the Plan is discretionary and voluntary, and the Plan can be terminated at any time. This Award does not create a right or entitlement to future awards, whether pursuant to the Plan or otherwise.
By accepting this award, you consent to the collection, holding, process, use, and transfer of your personal data across country borders that is necessary and needed to accomplish the full and complete implementation of this award, including your receipt of shares upon exercise of your Option. You can obtain a copy of our data processing activities by contacting the Global Director, Compensation and Benefits.
Questions: If you have any questions regarding your award, please see the enclosed Terms and Conditions, or contact the Global Director, Compensation and Benefits.

LITTELFUSE, INC.
By:
	Name:	Gordon Hunter
	Title:	Chairman, President & CEO

LITTELFUSE, INC. LONG-TERM INCENTIVE PLAN
STOCK OPTION TERMS AND CONDITIONS
This document is intended to provide you some background on the Littelfuse, Inc. Long-Term Incentive Plan (the “Plan”) and to help you better understand the terms and conditions of the stock option (the “Option”) granted to you under the Plan. References in this document to “our,” “us,” “we,” and the “Corporation” are intended to refer to Littelfuse, Inc.
Background
1. How are stock option recipients chosen?
Under our current process, recipients represent executives and a very limited group of associates who are nominated by their VP to receive a stock option grant. In the case of executives, the Compensation Committee of our Board of Directors (“Committee”) reviews the nominations and makes a recommendation to our Board of Directors. In the case of other associates, the Executive Team reviews the nominations and makes a recommendation to our Board of Directors.
2. What is the value of my Option?
The value of your Option, to you, is the difference between the “purchase price” (as described below in Question 7) and the market price for the shares of Littelfuse common stock (“Common Stock”) covered by your Option.
Note that, under the tax laws of most countries, the difference between the “purchase price” and the market price will be considered income to you at the time you exercise your Option. We recommend that you consult your personal tax advisor to discuss your own potential tax consequences prior to your exercise of your Option.
Also note that no amount of Common Stock or income received by you pursuant to this award will be considered compensation for purposes of any pension, retirement, insurance or any other employee benefit plan of Littelfuse or any of its subsidiaries or affiliates.
3. Who keeps track of my Option grant and vesting?
We have hired the financial services firm of Merrill Lynch to provide you with an on-line program to track the vesting, value and exercise of your Option, and related tax withholding, and to handle certain related stock transactions.
Terms and Conditions
4. When may I exercise my Option?
You can exercise all or a portion of your Option to purchase our Common Stock on or after the Option’s vesting date and before the Option expires. Generally, 33 1/3% of your Option will vest on each anniversary of your date of grant, as described in your Award Agreement.
If you separate from service with Littelfuse and its affiliates before a vesting date for reasons other than your death, “Disability” (as defined in the Plan) or cause (as determined by the Committee), your separation is not within two years following a Change in Control (as defined in the Plan”), and your separation occurs before you have reached age 62 and completed 5 years of service, you will forfeit the unvested portion of your Option and the vested portion of your Option will remain exercisable for 3 months following your separation (or your Option Expiration Date, if sooner). If you separate from service because you become “Disabled” or die, or for reasons other than cause within two years following a Change in Control, the unvested portion of your Option will become immediately vested. If you separate from service for reasons other than cause on or after the date you have both (i) reached age 62 and (ii) completed 5 years of service with Littelfuse and its affiliates (known as “eligible retirement”), the unvested portion of your Option will continue to vest in accordance with your normal vesting schedule (generally, over three years) and your Option will remain exercisable for the same periods as if you had not separated from service. If your separation from service is due to cause, your entire Option will expire on your date of separation, regardless of its vesting.
The Committee may, in its discretion, accelerate or extend the vesting of awards or extend the exercise period in such circumstances as it determines.
You can not exercise your Option after it expires, as described in Question 5 below.
5. When does my Option expire?
Your Option normally expires and is no longer exercisable on the 7th anniversary of the date it was granted to you. Your Option may expire on an earlier date if you separate from service with Littelfuse and its affiliates, as follows:

Reason for Separation	Expiration Date
Death	Earlier of 12 months after your date of death or 7th anniversary of grant date

Eligible retirement	7th anniversary of grant date

Cause (as determined by the Committee)	Date of separation

All other reasons	3rd month after your date of separation
The Committee may, in its discretion, extend the period in which an Option may be exercised in such circumstances as it determines, subject to the provisions of the Plan and applicable law.
6. How do I exercise my Option?
You may exercise all or any portion of your Option by delivering a written form called a “Notice of Exercise” to us no earlier than 30 days and no later than 10 days prior to your desired exercise date (or such other time periods as prescribed by Merrill Lynch for its on-line system and communicated to you). You can obtain this form from the Global Director, Compensation and Benefits.
At the time you deliver your Notice of Exercise, you must also provide us with full payment of the exercise price for the shares of Common Stock being purchased or deliver irrevocable instructions to a broker to promptly deliver to us the amount of the proceeds from a sale of shares of Common Stock having a fair market value equal to the purchase price for a cashless exercise, plus any tax withholding liability (as described below). Other alternatives for your payment of the exercise price and tax withholding may be available. Please contact the Global Director, Compensation and Benefits well in advance of your intended exercise date for more information.

Your notices and other communications under your Option must be in writing and are deemed to have been given only if personally delivered, sent by e-mail, or sent by registered or certified United States mail (return receipt requested, postage prepaid), addressed to:

personal delivery or mail:	Littelfuse Attn: Global Director, Compensation and Benefits 8755 W. Higgins Road, O’Hare Plaza, Suite 520 Chicago, IL 60631

e-mail:	dmitchell@littelfuse.com
We may change these addresses by providing you a written notice.
Upon receipt of a properly completed Notice of Exercise and full payment of the exercise price and applicable tax withholding, we will issue the shares of Common Stock purchased (either electronically or in certificate form, as we determine).
7. What is the exercise price of the stock that I may purchase under my Option?
The exercise price (the “purchase price”) that you must pay for each share of Common Stock that you elect to purchase pursuant to your Option is the closing price for the Common Stock on your date of grant. This price is set forth on your Award Agreement.
You must pay the exercise price in cash or by certified check, or by delivering irrevocable instructions to Merrill Lynch, as your broker, to sell enough shares to pay to us the exercise price and applicable tax withholding resulting from the exercise of your Option, and to pay it any related broker’s fees. Other alternatives for your payment of the exercise price and tax withholding may be available. Please contact the Global Director, Compensation and Benefits well in advance of your intended exercise date for more information.
8. Are taxes due when I exercise my Option?
Yes, if you are a United States taxpayer and employee, any federal, state, and local taxes that become due as a result of the exercise of your Option must be paid by you as part of your exercise. See Q. 7 above for a description of the methods available to pay these taxes.
If you are subject to taxation in a country other than the United States, please see the separate summary entitled “Tax Consequences of Stock Option” and consult your personal tax advisor for advice on your particular situation.
If you are not an employee, you will be responsible for the payment of any federal, state and local taxes that become due as a result of the exercise of your Option.
9. What are my rights as a stockholder?
You have no rights as a stockholder until we issue shares of Common Stock to you upon exercise of your Option. This means that you will not receive any dividends, distributions or other rights on or with respect to shares of Common Stock for which the record date is prior to our issuance of the Common Stock to you (except as the Plan otherwise provides).

10. Are there restrictions on the transfer of my Option and shares of stock?
You may not transfer your Option, and no other person may exercise your Option, except upon your “Disability” (as defined in the Plan) or death. Any other type of attempted transfer is null and void. If you suffer a “Disability” (as defined in the Plan), your legal representative can act on your behalf. If you die, your beneficiary (as described in the Plan) or the personal representative of your estate can act on your behalf. Once you receive any share of Common Stock, you will normally be entitled to all rights of ownership to such share. Under certain circumstances described in the Plan, however, these rights may be delayed or subject to additional limitations or restrictions.
11. How do I designate my beneficiary or beneficiaries?
You may ask our Human Resources Department for a beneficiary designation form. You must file the completed form with the Human Resources Department. Each time you file a beneficiary designation form, all previously filed beneficiary designation forms will be revoked and of no further force or effect. If you want to name multiple beneficiaries, all beneficiaries must be listed on a single beneficiary designation form (including attachments, if necessary). If you do not file a beneficiary designation form, benefits remaining unpaid at your death will be paid to your estate.
12. Are there restrictions on the delivery and sale of shares of stock?
Shares of Common Stock issued to you upon the exercise of your Option are subject to federal securities laws. In some cases, foreign, state or local securities laws may also apply. If the Committee determines that certain registrations or filings are needed or desired to comply with these various securities laws, then we may delay the delivery of your shares until the necessary approvals or filings are obtained. In order for us to meet an exemption from securities registration requirements, we may also require you to provide us with certain information, representations and warranties before we will issue any shares of Common Stock to you.
Where applicable, the certificates evidencing your shares may contain wording (or otherwise as appropriate in electronic format) indicating that conditions, restrictions, rights and obligations apply.
13. Does the receipt of my Option guarantee continued service with us?
No. Neither the establishment of the Plan, your award of an Option, nor the issuance of shares of Common Stock to you on the exercise of your Option gives you the right to continued employment or service with Littelfuse or any of our subsidiaries or affiliates.

14. What events can trigger forfeiture of my Option?
One or our primary objectives in granting you an Option is to provide you with an incentive to remain our employee or service provider. This objective will not be accomplished if you separate from service with us. Therefore, except as may otherwise be provided in your Award Agreement, your unvested Option will be cancelled and forfeited upon your separation from service with Littelfuse and its affiliates. If your separation from service is due to cause (as determined by the Committee), your entire Option will expire on your date of separation, regardless of its vesting. The Committee may, in its discretion, extend the vesting and/or exercise period of your award or accelerate the vesting of your award subject to certain provisions of the Plan.
15. What documents govern my Option?
The Plan, the Award Agreement, and this document express the entire understanding of you and Littelfuse with respect to your Option. In the event of any conflict between these documents, the terms of the Plan will always govern. You should also never rely on any oral description of the Plan, your Award Agreement or your Option because the written terms of the Plan will always govern. The Committee (or its delegate) has the authority to interpret this document and the Plan. Any such interpretation will be binding on you, us, and other persons.